Exhibit 99.5

BROOKFIELD RENEWABLE COMPLETES FILING OF RECAST ANNUAL FINANCIAL STATEMENTS

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, November 20, 2020 (GLOBE NEWSWIRE) — Brookfield Renewable (TSX: BEP.UN, BEPC; NYSE: BEP, BEPC) (“Brookfield Renewable Partners”, “BEP”, or together with Brookfield Renewable Corporation, “Brookfield Renewable”) today announced that each of BEP and Brookfield Renewable Corporation (“BEPC”) has filed recast annual consolidated financial statements as of December 31, 2019 and December 31, 2018 and for each of the years in the three years ended December 31, 2019 and corresponding management’s discussion and analysis (the “Recast Financial Statements”). Following the privatization of TerraForm Power, Inc (“TerraForm Power”) in July 2020, the Recast Financial Statements have been prepared to reflect the consolidation of TerraForm Power by Brookfield Renewable as of October 17, 2017, the date it came under the common control of Brookfield Asset Management.

The Recast Financial Statements supersede and replace in all respects the previously filed annual consolidated financial statements of BEP, BEPC and TerraForm Power for such periods.

The Recast Financial Statements are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

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Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 19,000 megawatts of installed capacity and an over 18,000 megawatt development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and www.bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $575 billion of assets under management.

Contact information:
Media:	Investors:
Claire Holland	Robin Kooyman
Senior Vice President – Communications	Senior Vice President – Investor Relations
(416) 369-8236	(416) 649-8172
claire.holland@brookfield.com	robin.kooyman@brookfield.com